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February 20, 2002

Securities and Exchange Commission
Washington D.C.

        Re:  Infonet Services Corporation
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Dear Sirs:

We hereby request withdrawal of our registration statement on Form S-3 (333-70320) filed with the Commission on September 27, 2001. The registration statement concerns the resale of up to 54,386,078 shares of Infonet's Class B Common Stock by a selling stockholder. To date, no shares have been sold under this registration statement and the selling stockholder has requested that we terminate the registration statement. On the basis of the foregoing, we would appreciate your consent to our withdrawing the registration statement. Please communicate your consent to Paul Galleberg, our general counsel at 310/335-2189.

Thank you for your consideration of this matter.

Very truly yours,

/s/ Jose Collazo
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Jose Collazo
Chairman and Chief Executive Officer